Schedule A

INTERNATIONAL GEMINI TECHNOLOGY INC.

STOCK OPTION PLAN

1. Purpose

The purpose of the Plan is to provide an incentive to the directors, officers, employees, consultants and other personnel of the Corporation or any of its subsidiaries to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract to and retain in the employ of the Corporation or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation.

2. Definitions and Interpretation

When used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

(a) “Board of Directors” means the Board of Directors of the Corporation;

(b)	“Corporation” means International Gemini Technology Inc. and any successor corporation and any reference herein to action by the Corporation means action by or under the authority of its Board of Directors or a duly empowered committee appointed by the Board of Directors;

(c)	“Discounted Market Price” means the last per share closing price for the Share(s) on the Exchange before the date of grant of an Option, less any applicable discount under Exchange Policies;

(d)	“Exchange” means the Canadian Trading and Quotation System Inc.(“CNQ”) or any other stock exchange on which the Share(s) are listed;

(e)	“Exchange Policies” means the policies of the Exchange, including those set forth in the Corporate Finance Manual of the Exchange;

(f) “Insider” has the meaning ascribed thereto in Exchange Policies;

(g)	“Option” means an option granted by the Corporation to an Optionee entitling such Optionee to acquire a designated number of Share(s) from treasury at a price determined by the Board of Directors;

(h)	“Option Period” means the period determined by the Board of Directors during which an Optionee may exercise an Option, not to exceed the maximum period permitted by the Exchange;

(i)	“Optionee” means a person who is a director, officer, employee, consultant or other personnel of the Corporation or a subsidiary of the Corporation; a corporation wholly-owned by such persons; or any other individual or body corporate who may be granted an option pursuant to the requirements of the Exchange, who is granted an Option pursuant to this Plan;

(j)	“Plan” shall mean the Corporation’s incentive stock option plan as embodied herein and as from time to time amended; and

(k)	“Share(s)” means Common shares in the capital of the Corporation and any shares or securities of the Corporation into which such Common shares are changed, converted, subdivided, consolidated or reclassified;

Capitalized terms in the Plan that are not otherwise defined herein shall have the meaning set out in the Exchange Policy, including without limitation “Consultant”, “Employee”, “Insider”, “Investor Relations Activities”, “Management Company Employee”.

Wherever the singular or masculine is used in this Plan, the same shall be construed as meaning the plural or feminine or body corporate and vice versa, where the context or the parties so require.

3. Administration

The Plan shall be administered by the Board of Directors. The Board of Directors shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan. All decisions and interpretations made by the Board of Directors shall be binding and conclusive upon the Corporation and on all persons eligible to participate in the Plan, subject to shareholder approval if required by the Exchange. Notwithstanding the foregoing or any other provision contained herein, the Board of Directors shall have the right to delegate the administration and operation of the Plan to a special committee of directors appointed from time to time by the Board of Directors, in which case all references herein to the Board of Directors shall be deemed to refer to such committee.

4. Eligibility

The Board of Directors may at any time and from time to time designate those Optionees who are to be granted an Option pursuant to the Plan and grant an Option to such Optionee. Subject to Exchange Policies and the limitations contained herein, the Board of Directors is authorized to provide for the grant and exercise of Options on such terms (which may vary as between Options) as it shall determine. No Option shall be granted to any person except upon recommendation of the Board of Directors. A person who has been granted an Option may, if he is otherwise eligible and if permitted by Exchange Policies, be granted an additional Option or Options if the Board of Directors shall so determine. Subject to Exchange Policies, the Corporation shall represent that the Optionee is a bona fide Employee, Consultant or Management Company Employee (as such terms are defined in Exchange Policies) in respect of Options granted to such Optionees.

5. Participation

Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Optionee’s relationship or employment with the Corporation.

Notwithstanding any express or implied term of this Plan or any Option to the contrary, the granting of an Option pursuant to the Plan shall in no way be construed as conferring on any Optionee any right with respect to continuance as a director, officer, employee or consultant of the Corporation or any subsidiary of the Corporation.

Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director or officer of or a consultant to the Corporation or any of its subsidiaries, where the Optionee at the same time becomes or continues to be a director, officer or full-time employee of or a consultant to the Corporation or any of its subsidiaries.

No Optionee shall have any of the rights of a shareholder of the Corporation in respect to Share(s) issuable on exercise of an Option until such Share(s) shall have been paid for in full and issued by the Corporation on exercise of the Option, pursuant to this Plan.

6. Share(s) Subject to Options

The number of authorized but unissued Share(s) that may be issued upon the exercise of Options granted under the Plan at any time plus the number of Share(s) reserved for issuance under outstanding incentive stock options otherwise granted by the Corporation shall not exceed 10% of the issued and outstanding Share(s) on a non-diluted basis at any time, and such aggregate number of Share(s) shall automatically increase or decrease as the number of issued and outstanding Share(s) changes. The Options granted under the Plan together with all of the Corporation’s other previously established stock option plans or grants, shall not result at any time in:

(a)	the number of Share(s) reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the issued and outstanding Share(s);

(b)	the grant to Insiders within a 12 month period, of a number of Options exceeding 10% of the outstanding Share(s); or

(c)	the grant to any one (1) Optionee within a twelve month period, of a number of Options exceeding 5% of the issued and outstanding Share(s).

Subject to Exchange Policies, the aggregate number of Share(s) reserved for issuance to any one (1) Optionee under Options granted in any 12 month period shall not exceed 5% of the issued and outstanding Share(s) determined at the date of grant (or 2% of the issued and outstanding Share(s) in the case of an Optionee who is a Consultant or an Employee conducting Investor Relations Activities (as such terms are defined in Exchange Policies)).

Appropriate adjustments shall be made as set forth in Section 14 hereof, in both the number of Share(s) covered by individual grants and the total number of Share(s) authorized to be issued hereunder, to give effect to any relevant changes in the capitalization of the Corporation.

If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Share(s) subject thereto shall again be available for the purpose of the Plan.

7. Option Agreement

(a)	A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Share(s) subject to option, the exercise price and any other terms and conditions approved by the Board of Directors, all in accordance with the provisions of this Plan (herein referred to as the “Stock Option Agreement”). The Stock Option Agreement will be in such form as the Board of Directors may from time to time approve, and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Optionee may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

(b)	The Board of Directors may require any Optionee to agree in the Stock Option Agreement that the Optionee, if so requested by the Corporation or any representative of the underwriters (the “Managing Underwriter”) in connection with any registration of the offering of any securities of the Corporation under the United States Securities Act of 1933, as amended (the “1933 Act”), Optionee shall not sell or otherwise transfer any Share(s) or other securities of the Corporation for a period of up to 180 days (or such other period as may be requested in writing by the Managing Underwriter and agreed to in writing by the Corporation) following the effective date of a registration statement of the Corporation filed under the 1933 Act.

8. Option Period and Exercise Price

Each Option and all rights thereunder shall be expressed to expire on the date set out in the respective Stock Option Agreement, which shall be the date of the expiry of the Option Period (the “Expiry Date”), subject to earlier termination as provided in Sections 10 and 11 hereof.

Subject to Exchange Policies and any limitations imposed by any relevant regulatory authority, the exercise price of an Option granted under the Plan shall be as determined by the Board of Directors when such Option is granted and shall be an amount at least equal to the Discounted Market Price of the Share(s).

9. Exercise of Options

An Optionee shall be entitled to exercise an Option granted to him at any time prior to the expiry of the Option Period, subject to Sections 10 and 11 hereof and to vesting limitations which may be imposed by the Board of Directors at the time such Option is granted. Subject to Exchange Policies, the Board of Directors may, in its sole discretion, determine the time during which an Option shall vest and the method of vesting, or that no vesting restriction shall exist.

The exercise of any Option will be conditional upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Share(s) in respect of which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Share(s) with respect to which the Option is being exercised.

Share(s) shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Share(s) pursuant thereto shall comply with all relevant provisions of applicable securities law, including, without limitation, the 1933 Act, the United States Securities and Exchange Act of 1934, as amended, applicable U.S. state laws, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or consolidated stock price reporting system on which prices for the Share(s) are quoted at any given time. As a condition to the exercise of an Option, the Corporation may require the person exercising such Option to represent and warrant at the time of any such exercise that the Share(s) are being purchased only for investment and without any present intention to sell or distribute such Share(s) if, in the opinion of counsel for the Corporation, such a representation is required by law.

The certificates representing any Share(s) issued to a “U.S. person” (as defined in Rule 902 of Regulation S under the 1933 Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. person, and any partnership or corporation organized or incorporated under the laws of the United States) shall, until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. AT ANY TIME THE CORPORATION IS A “FOREIGN ISSUER” AS DEFINED IN REGULATION S UNDER THE 1933 ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM THE APPLICABLE TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN FORM SATISFACTORY TO THE CORPORATION AND THE APPLICABLE TRANSFER AGENT TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AT A TIME WHEN THE CORPORATION IS A “FOREIGN ISSUER” AS DEFINED IN REGULATION S UNDER THE 1933 ACT.”

10. Ceasing to be a Director, Officer, Employee or Consultant

If an Optionee ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries for any reason other than death, the Optionee may, but only within ninety (90) days after the Optionee’s ceasing to be a director, officer, employee or consultant (or 30 days in the case of an Optionee engaged in Investor Relations Activities), or such shorter period as the Stock Option Agreement may provide, or prior to the expiry of the Option Period, whichever is earlier, exercise any Option held by the Optionee, but only to the extent that the Optionee was entitled to exercise the Option at the date of such cessation. For greater certainty, any Optionee who is deemed to be an employee of the Corporation pursuant to any medical or disability plan of the Corporation shall be deemed to be an employee for the purposes of the Plan.

11. Death of Optionee

In the event of the death of an Optionee, the Option previously granted to him shall be exercisable within one (1) year following the date of the death of the Optionee, or such shorter period as the Stock Option Agreement may provide, or prior to the expiry of the Option Period, whichever is earlier, and then only:

(a)	by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or the laws of descent and distribution, or by the Optionee’s legal personal representative; and

(b)	to the extent that the Optionee was entitled to exercise the Option at the date of the Optionee’s death.

12. Optionee’s Rights Not Transferable

No right or interest of any Optionee in or under the Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution, subject to the requirements of the Exchange, or as otherwise allowed by the Exchange.

Subject to the foregoing, the terms of the Plan shall bind the Corporation and its successors and assigns, and each Optionee and his heirs, executors, administrators and personal representatives.

13. Takeover or Change of Control

The Corporation shall have the power, in the event of:

(a)	any disposition of all or substantially all of the assets of the Corporation, or the dissolution, merger, amalgamation or consolidation of the Corporation with or into any other corporation or of such corporation into the Corporation, or

(b) any change in control of the Corporation,

to make such arrangements as it shall deem appropriate for the exercise of outstanding Options or continuance of outstanding Options, including without limitation, to amend any Stock Option Agreement to permit the exercise of any or all of the remaining Options prior to the completion of any such transaction. If the Corporation shall exercise such power, the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Corporation prior to the completion of such transaction.

14. Anti-Dilution of the Option

In the event of:

(a)	any subdivision, redivision or change of the Share(s) at any time during the term of the Option into a greater number of Share(s), the Corporation shall deliver, at the time of any exercise thereafter of the Option, such number of Share(s) as would have resulted from such subdivision, redivision or change if the exercise of the Option had been made prior to the date of such subdivision, redivision or change;

(b)	any consolidation or change of the Share(s) at any time during the term of the Option into a lesser number of Share(s), the number of Share(s) deliverable by the Corporation on any exercise thereafter of the Option shall be reduced to such number of Share(s) as would have resulted from such consolidation or change if the exercise of the Option had been made prior to the date of such consolidation or change;

(c)	any reclassification of the Share(s) at any time outstanding or change of the Share(s) into other shares, or in case of the consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Share(s) or a change of the Share(s) into other shares), or in case of any transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation, at any time during the term of the Option, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Share(s) to which he was theretofore entitled upon exercise of the Option, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, he had been the holder of the number of Share(s) to which he was entitled upon exercise of the Option.

Adjustments shall be made successively whenever any event referred to in this section shall occur. For greater certainty, the Optionee shall pay for the number of shares, other securities or property as aforesaid, the amount the Optionee would have paid if the Optionee had exercised the Option prior to the effective date of such subdivision, redivision, consolidation or change of the Share(s) or such reclassification, consolidation, amalgamation, merger or transfer, as the case may be.

15. United States Matters

(a)	Each option granted under the Plan to an option holder who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) (a “U.S. Optionee”) will be designated in the Option Agreement as either a non-qualified stock option or an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the “Code”), provided that the stock option complies with the following provisions. If not designated in the Option Agreement, the Option shall be an incentive stock option. No provisions of the Plan, as it may be applied to a U.S. Optionee who has been granted an incentive stock option within the meaning of Section 422 of the Code, shall be construed so as to be inconsistent with any provision of Section 422 of the Code. Notwithstanding anything in the Plan contained to the contrary, the following provisions shall apply to each U.S. Optionee who will be granted an incentive stock option within the meaning of Section 422 of the Code:

(i)	options shall only be granted to U.S. Optionees who are, at the time of grant, officers, key employees or directors (provided, for purposes of this Section 11 only, such directors are then also officers or key employees of the Corporation or a subsidiary). Any director of the Corporation who is a U.S. Optionee shall be eligible to vote upon the granting of such option;

(ii)	the aggregate fair market value (determined as of the time the option is granted) of the Share(s) exercisable for the first time by a U.S. Optionee during any calendar year under the Plan and all other stock option plans, within the meaning of Section 422 of the Code, of the Corporation or any subsidiary shall not exceed US$100,000;

(iii)	the purchase price for Share(s) under each Option granted to a U.S. Optionee pursuant to the Plan shall be not less than the fair market value of such Share(s) at the time the option is granted, as determined in good faith by the directors at such time;

(iv)	if any U.S. Optionee to whom an option is to be granted under the Plan at the time of the grant of such option is the owner of shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Corporation, then the following special provisions shall be applicable to the option granted to such individual:

(1)	the purchase price per Common Share subject to such option shall not be less than one hundred and ten percent (110%) of the fair market value of one Common Share at the time of grant; and

(2)	for the purposes of this Section 11 only the option exercise period shall not exceed five (5) years from the date of grant;

(v)	no option may be granted hereunder to a U.S. Optionee following the expiry of five (5) years after the date on which the Plan is adopted by the Board or the date the Plan is approved by the shareholders of the Corporation, whichever is earlier;

(vi)	no option granted to a U.S. Optionee under the Plan shall become exercisable unless and until the Plan shall have been approved by the shareholders of the Corporation; and

(vii)	no incentive stock options may be granted under the Plan after ten (10) years after the adoption of this Plan by the Board of Directors of the Corporation.

(b)	At the discretion of the Board of Directors, Optionees may satisfy withholding obligations as provided in this paragraph. When an Optionee incurs tax liability in connection with an Option, which tax liability is subject to tax withholding under applicable tax laws (including, without limitation, income and payroll withholding taxes), and Optionee is obligated to pay the Corporation an amount required to be withheld under applicable tax laws, Optionee may satisfy the tax withholding obligation by one or some combination of the following methods: (a) by cash payment, (b) out of Optionee’s current compensation, (c) if permitted by the Board of Directors, in its discretion, by surrendering to the Corporation, Share(s) that (i) have been owned by Optionee for more than six (6) months on the date of surrender or such other period as may be required to avoid a charge to the Corporation’s earnings, and (ii) have a Market Value on the date of surrender equal to (or less than, if other consideration is paid to the Corporation to satisfy the withholding obligation) Optionee’s marginal tax rate times the ordinary income recognized, plus an amount equal to the Optionee’s share of any applicable payroll withholding taxes, or (d) if permitted by the Board of Directors, in its discretion, by electing to have the Corporation withhold from the Share(s) to be issued upon exercise of the Option, if any, that number of Share(s) having a Market Value equal to the amount required to be withheld. For this purpose, the Market Value of the Share(s) to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined (the “Tax Date”). In making its determination as to the type of consideration to accept, the Board of Directors shall consider if acceptance of such consideration may be reasonably expected to benefit the Corporation or result in the recognition of compensation expense (or additional compensation expense) for financial reporting purposes.

16. Costs

The Corporation shall pay all costs of administering the Plan.

17. Termination and Amendment

(a)	The Board of Directors may amend or terminate this Plan or any outstanding Option granted hereunder at any time without the approval of the shareholders of the Corporation or any Optionee whose Option is amended or terminated, in order to conform this Plan or such Option, as the case may be, to applicable law or regulation or the requirements of the Exchange or any relevant regulatory authority, whether or not such amendment or termination would affect any accrued rights, subject to the approval of the Exchange or such regulatory authority.

(b)	The Board of Directors may amend or terminate this Plan or any outstanding Option granted hereunder for any reason other than the reasons set forth in Section 16(a) hereof, subject to the approval of the Exchange or any relevant regulatory authority and the approval of the shareholders of the Corporation if required by the Exchange or such regulatory authority. Subject to Exchange Policies, disinterested shareholder approval will be obtained for any reduction in the exercise price of an Option if the Optionee is an Insider of the Corporation at the time of the proposed amendment. No such amendment or termination will, without the consent of an Optionee, alter or impair any rights which have accrued to him prior to the effective date thereof.

(c)	The Plan, and any amendments thereto, shall be subject to acceptance and approval by the Exchange. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless and until such approval and acceptance are given.

17. Applicable Law

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

18. Prior Plans

On the effective date (as defined in Section 19 hereof), subject to required shareholder approval:

(a)	the Plan shall entirely replace and supersede prior stock option plans, if any, enacted by the Corporation; and

(b) all outstanding options shall be deemed to be granted pursuant to the Plan.

19. Effective Date

This Plan shall become effective as of and from, and the effective date of the Plan shall be, May 30, 2005, subject to all necessary shareholder and regulatory approvals.